SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WORLD SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98151p 10 5
(CUSIP Number)

Mark S. Weitz, Marci K. Winga
Leonard, Street and Deinard Professional Association
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota 55402
(612) 335-1500
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

February 22, 2002
(Date of Event which Requires Filing
of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Cover page continued on next 3 pages)

SCHEDULE 13D

CUSIP NO. 98151p 10 5

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)	Super 8 Motel Developers, Inc. 46-0379127

(2)	Check the appropriate box if a member	(a)
	of a group (see instructions)	(b)

(3)	SEC use only

(4)	Source of funds (see instructions)	BK, WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or place of organization	South Dakota

Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	2,085,281

	(8) Shared voting power	-0-

	(9) Sole dispositive power	2,085,281

	(10) Shared dispositive power	-0-

(11)	Aggregate amount beneficially owned by each reporting person.	2,085,281

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)	Percent of class represented by amount in Row (11)	79.0%

(14)	Type of reporting person (see instructions)	CO

SCHEDULE 13D

CUSIP NO. 98151p 10 5

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)	Ronald J. Rivett

(2)	Check the appropriate box if a member	(a)
	of a group (see instructions)	(b)

(3)	SEC use only

(4)	Source of funds (see instructions)	BK, WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or place of organization	USA

Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	-0-

	(8) Shared voting power	2,085,281

	(9) Sole dispositive power	-0-

	(10) Shared dispositive power	2,085,281

(11)	Aggregate amount beneficially owned by each reporting person.	2,085,281

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)	Percent of class represented by amount in Row (11)	79.0%

(14)	Type of reporting person (see instructions)	IN

SCHEDULE 13D

CUSIP NO. 98151p 10 5

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)	Harvey D. Aman

(2)	Check the appropriate box if a member	(a)
	of a group (see instructions)	(b)

(3)	SEC use only

(4)	Source of funds (see instructions)	BK, WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or place of organization	USA

Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	-0-

	(8) Shared voting power	2,085,281

	(9) Sole dispositive power	-0-

	(10) Shared dispositive power	2,085,281

(11)	Aggregate amount beneficially owned by each reporting person.	2,085,281

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)	Percent of class represented by amount in Row (11)	79.0%

(14)	Type of reporting person (see instructions)	IN

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D is being filed in relation to beneficial ownership of shares of common stock of World Services, Inc., a South Dakota corporation with its principal executive office at 724 North Kline, P.O. Box 786, Aberdeen, South Dakota 57402 ("World Services"), which were acquired in a tender offer completed on February 22, 2002.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is being filed on behalf of Super 8 Motel Developers, Inc., a South Dakota corporation with its principal executive office located at 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402-4800 ("Developers"). Developers owns and operates motels in Delaware, Maryland, Virginia and West Virginia. Developers has not during the past five years been convicted in a criminal proceeding nor been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Harvey D. Aman is the President, Chief Operating Officer and a Director of Developers and Mr. Ronald J. Rivett is the Vice President, a Director and Chairman of Developers, and in such capacities, Mr. Aman and Mr. Rivett each have de facto voting and dispositive power over the shares of World Services common stock owned of record by Developers as a result of the completed tender offer.

        Developers, Mr. Aman and Mr. Rivett disclaim that they constiute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The total amount of funds used by Developers to purchase the 2,085,281 shares of World Services, Inc. common stock tendered for payment in the amount of $.90 per share was $1,876,752.90. Developers paid this amount through a combination of its cash on hand and borrowings pursuant to a letter of commitment dated January 10, 2002 from Wells Fargo Bank, South Dakota, N.A. The letter of commitment requires that Developers use its own cash on hand to fund no less than 38% of the total cost of the tender offer. The letter of commitment provides for a one year note of up to $1.5 million at a rate equal to the Wells Fargo Bank National Prime variable, with principal and interest due at maturity. The borrowings pursuant to the letter of commitment are secured by the shares of common stock of World Services that Developers acquired in the tender offer.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of Developers' acquisition of World Services' common stock was to enable Developers to acquire control of World Services and, as a result, to acquire control of the outstanding shares of Developers that are owned by World Services. In connection with the completion of the tender offer, World Services' directors and officers have agreed to reduce the number of directors to three, to resign and to appoint new directors designated by Developers. Developers has no other current plans or proposals for World Services.

ITEM 5. INTEREST IN SECURITY OF THE ISSUER

        Developers beneficially owns and has sole voting power and power to dispose of 2,085,281 shares of World Services' common stock representing approximately 79.0% of the total issued and outstanding shares of World Services. As the co-trustee of The Rivett Family Trust, Mr. Rivett has voting and dispositive power with repsect to approximately 32.9% of the outstanding shares of Developers, and as an individual shareholder Mr. Aman has voting and dispositive power with respect to approximately 1.9% of the outstanding shares of Developers. However, such interests do not increase Messrs. Rivett and Aman's voting and dispositive power with regard to World Service's common stock beyond that which they hold as directors and officers of Developers.

        On February 22, 2002, Developers completed a public tender offer to purchase all outstanding shares of World Services' common stock by accepting for payment all 2,085,281 shares of World Services' common stock that were properly tendered prior to the expiration of the tender offer at 12:00 midnight on February 21, 2002 local time. Such tender offer was made and completed pursuant to Rule 14d in accordance with the terms and conditions set forth in Developers' Schedule TO, filed October 2, 2001, as amended. Payment in the amount of $.90 per share for the properly tendered shares has been made through Wells Fargo Bank, the depositary and paying agent for the tender offer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

        The shares purchased by Developers in the tender offer are pledged to Wells Fargo as collateral with respect to funds borrowed to purchase such shares, as described in Item 3.

        World Services and Developers entered into an agreement effective September 10, 2001, regarding the terms and conditions of the tender offer. Such agreement, including amendments thereto, included certain covenants relating to Developers' future conduct if the tender offer was completed. Generally, such covenants prohibit Developers from entering into any business transactions or making distributions that would treat non-tendering minority shareholders differently than the majority shareholder of World Services.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        Exhibit A—Letter of Commitment dated January 10, 2002 with Wells Fargo.

        Exhibit B—Letter Agreement dated September 10, 2001, as amended, incorporated by reference to Exhibit (a)(1)(F) of Schedule TO of Developers filed October 2, 2001, and Exhibit (a)(1)(R) and Exhibit (a)(1)(S) of Schedule TO-T/A of Developers filed January 9, 2002.

        Exhibit C—Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

SIGNATURES

        After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: March 4, 2002

SUPER 8 MOTEL DEVELOPERS, INC.

By:	/s/ Harvey D. Aman Harvey D. Aman President and Chief Operating Officer
/s/ Harvey D. Aman Harvey D. Aman, individually
/s/ Ronald J. Rivett Ronald J. Rivett, individually

EXHIBIT A

        [Wells Fargo Letterhead]

January 10, 2002

LETTER OF COMMITMENT

SUPER 8 DEVELOPERS INC
P O BOX 4800
ABERDEEN SD 57402-4800

Dear Harvey:

        Let this letter serve as Wells Fargo's commitment to Super 8 Motel Developers, Inc. for the purpose of purchasing stock of World Services, Inc. The following structure and terms are part of the commitment.

Borrower:	Super 8 Motel Developers, Inc.
Loan Amount:	Not to exceed $1,500,000.00
Rate:	Equal to Wells Fargo Bank National Prime variable
Maturity:	Commitment letter from Wells Fargo must be accepted and exercised prior to March 30, 2002. Maturity of note will be one year from date of origination.
Repayment:	Principal and interest due at maturity
Collateral:	Wells Fargo will perfect an assignment of all shares of World Services stock acquired by tender offer, and the entitlement to all the rights and benefits associated with such shares.
Fee:	$5,000.00

        Super 8 Motel Developers, Inc. agree to use their cash to fund no less than 38% of the total cost of the acquisition.

        Super 8 Motel Developers, Inc. will provide Wells Fargo with a complete accounting of the stock acquisition. This will include but not limited to the percentage of stock acquired and the cost per share.

        Harvey, we appreciate the opportunity to participate in this acquisition for Super 8 Motel Developers, Inc. Please acknowledge the acceptance of this commitment with your signatures below.

Sincerely,

/s/ Daryl Ebach

DARYL EBACH
Business Banker

DAE:ds

/s/ Harvey Aman Harvey Aman	/s/ Ronald Rivett Ronald Rivett

EXHIBIT C

        AGREEMENT AS TO JOINT FILING

        Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to World Services, Inc. is being filed on behalf of each of the undersigned.

SUPER 8 MOTEL DEVELOPERS, INC.

By:	/s/ Harvey D. Aman Harvey D. Aman President and Chief Operating Officer
/s/ Harvey D. Aman Harvey D. Aman, individually
/s/ Ronald J. Rivett Ronald J. Rivett, individually